Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of OAO Rostelecom

We were engaged to audit management’s assessment regarding the effectiveness of internal control over financial reporting of OAO Rostelecom, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. OAO Rostelecom’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Group has not completed its assessment of the effectiveness of internal control over financial reporting as of December 31, 2006. Accordingly, we are unable to perform auditing procedures necessary to form an opinion on management’s assessment.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Since management has not completed its assessment of internal control over financial reporting as of December 31, 2006 and we were unable to apply other procedures to satisfy ourselves regarding the effectiveness of the Group’s internal control over financial reporting, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion either on management’s assessment or on the effectiveness of the Group’s internal control over financial reporting.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The presence of a material weakness would preclude a conclusion that internal control over financial reporting is effective. In performing our procedures we identified the following seven material weaknesses as of the date of this report:

Accounting and Finance Personnel

The Group did not have sufficient and skilled accounting and finance personnel necessary to consistently and appropriately apply the Group’s accounting policies, International Financial Reporting Standards (“IFRS”) and accounting principles generally accepted in the United States of America (“US GAAP”). This situation was exacerbated by the additional demands placed upon the Group’s accounting and finance personnel as it worked to meet the internal control testing and reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002. This material weakness resulted in adjustments to several of the Group’s significant accounts and disclosures and contributed to other material weaknesses described below. The significant accounts most affected included revenues, operating and non-operating expenses, property, plant and equipment, pension liabilities, intangible assets and deferred income taxes.

Inadequate Audit Committee Oversight over the Group’s Financial Reporting Process

The Group’s Audit Committee did not effectively execute its policies and procedures to provide adequate oversight over financial reporting and internal control of the Group that contributed to a poor quality of financial reporting and non-compliance with the requirements of the regulators in the United States of America, including the Sarbanes-Oxley Act of 2002. This material weakness contributed to other material weaknesses described below.

Group Accounting Policies and Procedures

The Group did not have an effective process for documenting and applying the Group’s key accounting policies and procedures, which includes processes and controls for reconciling the Group’s primary IFRS financial statements to its US GAAP financial statements, as well as processes and controls to identify capture and communicate timely financially significant information to the appropriate accounting personnel. This resulted in an ineffective system of internal controls over the Group’s IFRS financial statements close process, including reconciliation with US GAAP. The situation was aggravated by the lack of a comprehensive accounting and reporting system for IFRS and US GAAP reporting purposes, and the Group’s lack of effective control over the completeness, accuracy, validity and restricted access over complex error prone spreadsheets used by the Group for transformation of statutory accounts into IFRS and US GAAP. The conversion of statutory accounts into IFRS was carried out using summarized data rather than being done simultaneously with recording individual records in the statutory accounting system. As a result, numerous material audit adjustments to the consolidated financial statements were identified resulting from errors in the underlying data and misapplication of accounting principles. The significant accounts most affected included revenues, operating and non-operating expenses, property, plant and equipment and deferred income taxes.

Lack of Strategic Plans and Policies and insufficient Risk Management Activities

The Group did not have sufficient procedures and controls to identify and assess risks directly related to the Group’s IFRS and US GAAP financial reporting objectives. The Group was also unable to adequately assess and manage on a timely basis the risk of financial reporting errors associated with ineffective internal control over financial reporting. In addition, the Group did not have a strategic development plan and a policy for identification, evaluation and minimization of the effects of strategic risks. In absence of such a plan, material investment decisions could be made which would differ from the overall strategy of the Group’s development and may materially affect disclosures and amounts reported in the financial statements. Furthermore, top management and key personnel do not engage in risk management activities. Risk management related activities are not discussed at meetings of the Board of Directors or Audit Committee. As a result, the Group does not regularly review its risks and implement procedures to mitigate these risks and is, therefore, exposed to material misrepresentation of such risks in disclosures and amounts reported in the consolidated financial statements. This material weakness resulted in adjustments to several of the Group’s significant accounts, including investments, property, plant and equipment, intangible assets, and deferred income taxes.

Impairment reviews of long-lived and intangible assets

The Group did not have sufficient processes and effective controls over the potential impairment of its long-lived and intangible assets, including goodwill. In particular, in the absence of strategic plans for the Group’s operations and cash flows, the Group did not have the ability to accurately prepare related fair market value calculations necessary to determine a potential impairment write-down. As a result of this deficiency, long-lived assets may not be timely identified for impairment testing and analysis may contain materially incorrect data or use improper assumptions. This material weakness did not result in material adjustment to the Group’s consolidated financial statements, however, this material weakness could result in material misstatements that would not be prevented or detected by the Group’s internal control.

Revenue and Expenses Recognition under Agency Agreements

The Group did not have effective process and controls over the accounting for revenues and expenses from agency agreements related to long distance telecommunication services. Specifically, the Group does not have an adequate retail billing system to process, prepare source documents, maintain information systems, issue bills, and collect payments from subscribers. Instead, the Group relies on its agents’ billing systems without sufficient internal controls to record and report revenues and expenses from subscribers associated with these agents. This material weakness resulted in material adjustments to several of the Group’s significant accounts, including operating expenses, bad debt provision and related expense and current and deferred income taxes.

Deferred Income Taxes

The Group did not have sufficient process and effective controls over the completeness and accuracy of deferred income tax balances and disclosures in accordance with IFRS and US GAAP. Specifically, the Group does not have adequate controls over the review of subsidiaries’ tax registers and filings, as well as the calculation of deferred taxes, which includes the classification of differences between the tax basis and the IFRS and US GAAP basis book and tax as temporary and non-temporary. Finally, the Group did not establish, describe and test controls related to the valuation of its deferred tax assets.  This material weakness did not result in material adjustments to the Group’s consolidated financial statements, however, this material weakness could result in material misstatements that would not be prevented or detected by the Group’s internal control.

The above material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 financial statements of the Group, and this report does not affect our report dated July 19, 2007 on those consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in shareholders’ equity of the Group for each of the three years in the period ended December 31, 2006 and our report dated July 19, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLC

Moscow, Russia
July 19, 2007